SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 001-04334
NOTIFICATION OF LATE FILING

☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sunair Services Corporation

Full Name of Registrant

Former Name if Applicable
315 Groveland Street

Address of Principal Executive Office (Street and Number)
Orlando, Florida 32804

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before The 15thcalendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Effective December 16, 2009, Registrant completed a merger with Massey Services Inc. and Buyer Acquisition Company, Inc. As a result of the timing of the merger and the Registrant’s new management structure, the Registrant is experiencing delays that prevent it from compiling the required financial information and preparing such information in time to file its Annual Report on Form 10-K without unreasonable effort and expense. Moreover, Registrant is awaiting a response from the Securities and Exchange Commission regarding a no action request that would, if granted, allow Registrant not to file the Annual Report after Registrant files the Form 15 to suspend its reporting obligations under the Exchange Act. Unless the Commission grants to Registrant the relief it seeks in the no action request, Registrant undertakes responsibility to file the required Annual Report not later than fifteen days after its prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jason A. Davis;	(407)	581-9800

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sunair Services Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 29, 2009	By:	/s/ Harvey L. Massey

Harvey L. Massey
Chief Executive Officer